Exhibit 21 – Subsidiaries of SETO Holdings, Inc.

     The following is a list of subsidiaries of SETO Holdings, Inc.:

Name of Subsidiary	State/Jurisdiction of Incorporation

Semicon Tools, Inc.	New York
East Coast Sales Company, Inc.	Connecticut
DTI Technology Sdn. Bhd	Malaysia
Fuji Fabrication, Sdn. Bhd	Malaysia
Hong Kong Batteries Industries, Ltd.	Hong Kong
SETO Technology Sdn. Bhd	Malaysia